FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2020

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending

September 30, 2020

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended September 30, 2020 of Videotron Ltd.

QUARTERLY REPORT

2020 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Nine-month Period

January 1, 2020 – September 30, 2020

November 12, 2020

VIDEOTRON LTD.

condensed consolidated financial statements

For the three-month and nine-month periods ended September 30, 2020 and 2019

(unaudited)

Condensed consolidated financial statements

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Videotron Ltd., a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications corporation. Unless the context otherwise requires, “Videotron” or the “Corporation” refers to Videotron Ltd. and its subsidiaries.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2020 and the major changes from the previous financial year. All amounts are stated in Canadian dollars (‘’CAN’’) unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2019 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

The COVID-19 pandemic is having a significant impact on the economic environment in Canada and around the world. On March 13 2020, in order to limit the spread of the virus, the Québec government imposed a number of restrictions and special preventive measures, including the suspension of business activities deemed non-essential across the province. Since then, the Québec government has gradually implemented a reopening plan, which was followed at the end of September by a second set of restrictions due to the second wave of the pandemic. This new plan includes regional restrictions according to the alert level of each region and remains subject to change as the pandemic evolves. The health crisis curtailed the operations of many of Videotron’s business partners. Among other impacts, the first wave of measures to prevent the spread of the COVID-19 virus has led to a significant reduction in volume at Videotron’s retail outlets and delays in client migrations to our new Helix entertainment and home management platform. Activity has since partly resumed, however the business slowdown continues and the recovery remains very fragile, particularly with the pandemic entering its second wave. Videotron has continued and will continue to provide essential telecommunications services during this health crisis, while safeguarding the health and safety of our employees and the public. Videotron also took a number of important initiatives to make life easier for our customers, such as temporarily suspending certain fees. Furthermore, Videotron’s network has been able to handle the increase in traffic since the beginning of the health crisis, including the impact on network usage of the significant growth in teleworking, which demonstrates the soundness of its strategy of continuously adding capacity ahead of the curve. As long as the uncertainty regarding the full extent and duration of the COVID-19 pandemic persists, the Corporation’s executive management team are monitoring, on an ongoing basis, the impact of the health crisis on the Corporation’s operations, employees, customers and business partners, as well as on the population of Québec, and will take appropriate actions, as needed, until the health crisis abates.

The impacts of the COVID-19 pandemic on the operating results of the Corporation’s business segments during the third quarter and the first nine months of 2020 are analyzed in detail in this management discussion and analysis report. Given the uncertainty about the ultimate extent and duration of the pandemic, the full impact of the health crisis cannot be determined with certainty. The COVID-19 pandemic could have a material impact on the short-and medium-term growth of the Corporation’s operating results and cash flows. Thus, the growth recorded during the previous quarters, preceeding this health crisis, may not be representative of future growth.

DISCONTINUED OPERATIONS

On January 22, 2019, the Corporation sold to Quebecor Media its 4Degrees Colocation Inc. (“4Degrees Colocation”) data center operations, which were ultimately sold to a third party on January 24, 2019 for an amount of $261.6 million fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by the Corporation. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $115.7 million (without any tax consequence), was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. In the second quarter of 2020, a gain of $35.5 million (without any tax consequence) was recorded as certain adjusting conditions were achieved.

These discontinued operations were transferred to Quebecor Media in exchange of a promissory note receivable bearing interest at a rate of 4.90% for an amount of $260.7 million, from which $100.7 million was reimbursed subsequently.

In this Management Discussion and Analysis, only continuing operating activities of the Corporation are included in the analysis of the Corporation’s activities and in the analysis of its operating results.

HIGHLIGHTS SINCE END OF SECOND QUARTER 2020

•	During the third quarter of 2020, revenues grew by 7.1% and adjusted EBITDA grew by 3.4% as compared to the third quarter of 2019.

•	Significant increase in customer equipment sales ($60.9 million or 87.5%) and mobile telephony services revenues ($12.7 million or 8.2%).

•	The total average billing per unit (“ABPU”) was $49.96 during the third quarter of 2020, compared with $50.49 during the same quarter in 2019, a $0.53 (-1.0%) decrease. Mobile ABPU was $50.98 in the third quarter of 2020, compared with $53.28 in the same period last year, a $2.30 (-4.3%) decrease primarily due to the loss of overage and roaming revenues due to the COVID-19 pandemic as well as the popularity of bring your own device (“BYOD”) plans.

•	Net increase of 4,700 revenue-generating units (“RGUs”) (0.1%) in the third quarter of 2020, including 47,700 subscriber connections (3.4%) to mobile telephony services and 20,500 subscribers (1.2%) to cable Internet access.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA and cash flows from operations, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain or loss on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial operating performance measures or to the statements of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. The Corporation also uses other measures that do reflect such costs, such as cash flows from operations. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 1 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019
Adjusted EBITDA	$483.6	$467.5	$1,382.7	$1,340.3
Depreciation and amortization	(181.5)	(169.9)	(546.3)	(516.3)
Financial expenses	(50.2)	(50.5)	(159.5)	(148.5)
(Loss) gain on valuation and translation of financial instruments	(0.9)	1.8	(0.4)	1.2
Restructuring of operations and other items	(15.2)	(0.5)	(25.2)	(18.3)
Income taxes	(50.9)	(54.3)	(142.2)	(143.0)
Income from discontinued operations	-	-	35.5	115.9
Net income	$184.9	$194.1	$544.6	$631.3

Cash flows from operations

Cash flows from operations represent adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding acquisitions of spectrum licences). Cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and share repurchases. Cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial operating performance measures or to the statements of cash flows as a measure of liquidity. Cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its operations. The Corporation’s definition of cash flows from operations may not be identical to similarly titled measures reported by other companies.

Tables 2 and 3 provide a reconciliation of cash flows from operations to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

Table 2

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019
Adjusted EBITDA	$483.6	$467.5	$1,382.7	$1,340.3
Additions to property, plant and equipment [1]	(115.7)	(114.8)	(298.2)	(332.0)
Additions to intangible assets (excluding acquisitions of spectrum licences) [2]	(42.0)	(46.4)	(133.3)	(131.9)
Cash flows from operations	$325.9	$306.3	$951.2	$876.4

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
[1] Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements:
Additions to property, plant and equipment	$(115.7)	$(114.8)	$(298.2)	$(332.0)
Net decrease in current accounts payable related to additions to property, plant and equipment	(18.2)	(2.5)	(14.0)	(29.1)
Cash flows used for additions to property, plant and equipment	$(133.9)	$(117.3)	$(312.2)	$(361.1)

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
[2] Reconciliation to cash flows used for additions to intangible assets as per condensed consolidated financial statements:
Additions to intangible assets (excluding acquisitions of spectrum licences)	$(42.0)	$(46.4)	$(133.3)	$(131.9)
Net increase (decrease) in current accounts payable related to additions to intangible assets	11.4	(10.8)	(33.5)	(14.6)
Acquisitions of spectrum licences	–	–	–	(255.8)
Cash flows used for additions to intangible assets	$(30.6)	$(57.2)	$(166.8)	$(402.3)

Table 3

Cash flows from operations and cash flows provided by continuing operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019
Cash flows from operations from Table 2	$325.9	$306.3	$951.2	$876.4
Plus
Additions to property, plant and equipment	115.7	114.8	298.2	332.0
Additions to intangible assets (excluding acquisitions of spectrum licences)	42.0	46.4	133.3	131.9
	483.6	467.5	1,382.7	1,340.3
Plus (minus)
Cash portion of financial expenses	(48.7)	(49.3)	(155.0)	(144.9)
Cash portion related to restructuring of operations and other items	(7.9)	(0.5)	(17.9)	(3.0)
Current income taxes	(48.4)	(18.8)	(164.4)	(106.7)
Other	0.5	1.9	2.8	2.8
Net change in non-cash balances related to operating activities	(44.2)	(74.3)	40.8	(195.5)
Cash flows provided by continuing operating activities	$334.9	$326.5	$1,089.0	$893.0

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, television and Club illico over-the-top video (“Club illico”) services, and subscriber connections to the mobile telephony and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, television, Club illico, mobile telephony and wireline telephony services, by the total average number of RGUs from cable Internet, television, mobile telephony and wireline telephony services, during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS AND CASH FLOWS OF VIDEOTRON

2020/2019 Third Quarter comparison

Revenues: $937.9 million, a $62.2 million (7.1%) increase.

•	Revenues from the mobile telephony services increased $12.7 million (8.2%) to $168.4 million, essentially due to an increase in the number of subscriber connections, partially offset by a decrease in average per-subscriber revenues mainly due to the loss of overage and roaming revenues due to the COVID-19 pandemic.

•	Revenues from Internet access services increased $6.2 million (2.2%) to $285.5 million, mainly due an increase in the customer base partially offset by a decrease in average per-subscriber revenues.

•	Revenues from television services decreased $19.5 million (-8.1%) to $222.7 million, due primarily to the impact of a net decrease in the customer base and by a decrease in average per-subscriber revenues.

•	Revenues from wireline telephony services increased $1.0 million (1.2%) to $85.4 million, mainly because of rate increases, partially offset by the impact of the net decrease in subscriber connections.

•	Revenues from customer equipment sales increased $60.9 million (87.5%) to $130.5 million, mainly due to the impact of equipment sales related to the new Helix platform launched on August 27, 2019, and the increase in sales of mobile devices.

•	Other revenues increased by $0.9 million (2.0%) to $45.4 million, mainly reflecting revenue increases for Club illico.

ABPU: The Corporation’s total ABPU was $49.96 in the third quarter of 2020, compared with $50.49 in the same quarter of 2019, a $0.53 (-1.0%) decrease. Mobile ABPU was $50.98 in the third quarter of 2020, compared with $53.28 in the same quarter of 2019, a $2.30 (-4.3%) decrease primarily due to the loss of wireless overage and roaming revenues due to the COVID-19 pandemic and the popularity of BYOD plans.

Customer statistics

RGUs – As of September 30, 2020, the total number of RGUs was 6,111,800 an increase of 4,700 (0.1%) in the third quarter of 2020, compared with an increase of 53,300 in the same period last year. RGUs increased by 57,400 (0.9%) over the last twelve months (Table 4).

Mobile telephony – The number of subscriber connections to the mobile telephony services stood at 1,452,600 at September 30, 2020, an increase of 47,700 (3.4%) in the third quarter of 2020, compared with an increase of 56,800 in the same period last year. Mobile telephony lines increased by 163,900 (12.7%) over the last twelve months (Table 4).

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,773,600 at the end of the third quarter of 2020, an increase of 20,500 (1.2%) in the quarter, compared with an increase of 17,400 in the same quarter of 2019. Cable Internet access customers increased by 49,300 (2.9%) over the last twelve months (Table 4). As of September 30, 2020, the Corporation’s cable Internet access services had a household and business penetration rate of 59.5%, compared with 58.6% as of September 30, 2019 (number of subscribers as a proportion of the total 2,983,300 homes and businesses passed by the Corporation’s network as of September 30, 2020, up from 2,940,400 one year earlier).

Television – The number of subscribers to television services stood at 1,481,800 at the end of the third quarter of 2020, a decrease of 15,500 (-1.0%) in the quarter, compared with a decrease of 13,200 in the same period last year, and a year-over-year decrease of 63,400 (-4.1%) (Table 4). As of September 30, 2020, the television services had a household and business penetration rate of 49.7% compared with 52.6% a year earlier.

Wireline telephony – The number of subscriber connections to the wireline telephony services stood at 950,900 at the end of the third quarter of 2020, a decrease of 28,700 (-2.9%) in the quarter, compared with a decrease of 20,200 in the same quarter last year. Wireline telephony lines decreased by 101,800 (-9.7%) over the last twelve months (Table 4). As of September 30, 2020, the wireline telephony services had a household and business penetration rate of 31.9% compared with 35.8% a year earlier.

Club illico – The number of subscribers to Club illico stood at 452,900 as at the end of the third quarter of 2020, a decrease of 19,300 (-4.1%) in the quarter, compared with an increase of 12,500 in the third quarter of 2019. Club illico customers increased by 9,400 (2.1%) over the last twelve months (Table 4).

Table 4

Quarter-end RGUs for the last eight quarters

(in thousands of customers)

	Sept. 20	Jun. 20	Mar. 20	Dec. 19	Sept. 19	Jun. 19	Mar. 19	Dec. 18
Mobile telephony	1,452.6	1,404.9	1,369.8	1,330.5	1,288.7	1,231.9	1,193.6	1,153.8
Cable Internet	1,773.6	1,753.1	1,735.9	1,727.3	1,724.3	1,706.9	1,710.8	1,704.5
Television	1,481.8	1,497.3	1,512.1	1,531.8	1,545.2	1,558.4	1,582.6	1,597.3
Wireline telephony	950.9	979.6	1,000.9	1,027.3	1,052.7	1,072.9	1,094.9	1,113.9
Club illico	452.9	472.2	471.7	459.3	443.5	431.0	431.7	420.8
Total	6,111.8	6,107.1	6,090.4	6,076.2	6,054.4	6,001.1	6,013.6	5,990.3

Adjusted EBITDA: $483.6 million in the third quarter of 2020, a $16.1 million (3.4%) increase due primarily to:

•	impact of the net revenue increase;

Partially offset by:

•	Net increase in operating expenses mainly due to higher retail product and licensing costs related to the popularity of the Helix platform which continues to grow;

The unfavourable variance in the comparative results caused by recognition of a one-time gain in the third quarter of 2019 was offset by a favourable variance due to the updating of certain provisions in the third quarter of 2020.

Cost/revenue ratio: Employee costs and purchase of goods and services expressed as a percentage of revenues, were 48.4% in the third quarter of 2020, compared with 46.6% in the same period last year.

Depreciation and amortization charge: $181.5 million in the third quarter of 2020, a $11.6 million increase due primarily to the amortization of investments made in our Helix platfom and other projects partially offset by decrease in spending related to the leasing of digital set-top boxes.

Financial expenses : $50.2 million in the third quarter of 2020, a decrease of $0.3 million (-0.6%) compared with the same quarter of 2019.

Loss or gain on valuation and translation of financial instruments: $0.9 million loss in the third quarter of 2020, compared with a gain of $1.8 million during the same period last year.

Charges for restructuring of operations and other items: $15.2 million in the third quarter of 2020, compared with $0.5 million during the same period last year, resulting in an unfavourable variance of $14.7 million mainly due to charges of $7.9 million relating to cost reduction initiatives and impairment charges of $7.3 million recorded in the quarter.

Income tax expense: $50.9 million in the third quarter of 2020 (effective tax rate of 22.0%), compared with $54.3 million in the same quarter last year (effective tax rate of 21.9%), a $3.4 million favourable variance.

Net income attributable to the shareholder: $184.9 million in the third quarter of 2020, compared with $194.1 million in the same period last year, a $9.2 million decrease due primarily to:

•	$14.7 million increase in restructuring charges and other items;

•	$11.6 million increase in depreciation and amortization;

•	$2.7 million unfavourable variance in gain or loss on valuation and translation of financial instruments.

Partially offset by:

•	$16.1 million increase in adjusted EBITDA;

•	$3.4 million decrease in income taxes.

Cash flows from operations: $325.9 million in the third quarter of 2020, a $19.6 million increase mainly due to the increase in adjusted EBITDA.

Cash flows provided by continuing operating activities: $334.9 million in the third quarter of 2020, a $8.4 million increase due primarily to the increase in adjusted EBITDA and to the favourable variance in net change in non-cash items related to operating activities, partially offset by an increase in restructuring charges and other items and current income taxes.

2020/2019 Year-to-date comparison

Revenues: $2.68 billion, a $112.8 million (4.4%) increase mainly attributable to the factors mentioned in the analysis of 2020 third quarter results.

•	Revenues from mobile telephone services of $488.3 million, increase of $44.8 million (10.1%).

•	Revenues from Internet access services of $839.1 million, increase of $7.5 million (0.9%).

•	Revenues from television services of $683.6 million, decrease of $51.3 million (-7.0%).

•	Revenues from wireline telephony services of $255.1 million, decrease of $2.3 million (-0.9%).

•	Revenues from customer equipment sales of $280.5 million, increase of $110.3 million (64.8%).

•	Other revenues of $135.1 million, increase of $3.8 million (2.9%).

ABPU: The Corporation’s total ABPU was $49.80 in the first nine months of 2020, compared with $49.98 in the same period of 2019, a $0.18 (-0.4%) decrease. Mobile ABPU was $50.96 in the first nine months of 2020, compared with $52.79 in the same period of 2019, a $1.83 (-3.5%) decrease primarily due to the loss of wireless roaming and overage revenues due to the COVID-19 pandemic and the popularity of BYOD plans.

Customer statistics

RGUs – Increase of 35,600 (0.6%) in the first nine months of 2020, compared with an increase of 64,100 in the same period last year.

Mobile telephony – Increase of 122,100 lines (9.2%) in the first nine months of 2020, compared with an increase of 134,900 in the same period in 2019.

Cable Internet access – Increase of 46,300 customers (2.7%) in the first nine months of 2020, compared with an increase of 19,800 in the same period of 2019.

Television – Decrease of 50,000 (-3.3%) in the first nine months of 2020, compared with a decrease of 52,100 customers in the same period last year.

Wireline telephony – Decrease of 76,400 lines (-7.4%) in the first nine months of 2020, compared with a decrease of 61,200 in the same period in 2019.

Club illico – Decrease of 6,400 subscribers (-1.4%) in the first nine months of 2020, compared with an increase of 22,700 in the first nine months of 2019.

Adjusted EBITDA: $1,382.7 million in the first nine months of 2020, a $42.4 million (3.2%) increase due primarily to:

•	impact of the net revenue increase;

Partially offset by:

•	increase in operating expenses, mainly due to higher costs of retail products as the popularity of our Helix plateform continues to grow, offset by rigorous management of other operating expenses despite certain costs related to the COVID-19 pandemic;

The unfavourable variance in the comparative results caused by recognition of a one-time gain in the third quarter of 2019 was offset by a favourable variance due to the updating of certain provisions in the third quarter of 2020.

Cost/revenue ratio: Employee costs and purchase of goods and services expressed as a percentage of revenues, were 48.4% in the first nine months of 2020, compared with 47.8% in the same period last year.

Depreciation and amortization charge: $546.3 million in the first nine months of 2020, a $30.0 million increase due primarily to amortization of investments made in our Helix platfom and other projects, partially offset by a decrease in spending related to the leasing of digital set-top boxes.

Financial expenses : $159.5 million in the first nine months of 2020, a $11.0 million increase due mainly to:

•	$10.5 million increase in interest on long-term debt, due to higher average interest rate on long-term debt and higher average indebtedness.

Loss or gain on valuation and translation of financial instruments: $0.4 million loss in the first nine months of 2020, compared with $1.2 million gain during the same period last year.

Charges for restructuring of operations and other items: $25.2 million in the first nine months of 2020, compared with $18.3 million during the same period last year.

•	In the first nine months of 2020, charges of $17.9 million were recorded relating to cost reduction initiatives and a $7.3 million charge relating to impairment of assets was also recorded.

•	In the first nine months of 2019, charges of $3.0 million were recorded relating to cost reduction initiatives and a $15.3 million charge relating to impairment of assets was also recorded.

Income tax expense: $142.2 million in the first nine months of 2020 (effective tax rate of 22.0%), compared with $143.0 million in the same period last year (effective tax rate of 21.7%), a $0.8 million favourable variance.

Net income attributable to the shareholder: $544.5 million in the first nine months of 2020, compared with $631.2 million in the same period last year, a $86.7 million decrease due primarily to:

•	$80.4 million unfavourable variance in income from discontinued operations;

•	$30.0 million increase in depreciation and amortization;

•	$11.0 million increase in financial expenses;

•	$6.9 million increase in restructuring charges and other items.

Partially offset by:

•	$42.4 million increase in adjusted EBITDA.

Cash flows from operations: $951.2 million in the first nine months of 2020, a $74.8 million increase mainly due to the increase in adjusted EBITDA, to delayed spending in capital expenditures, as a prudent measure considering potential impacts of the COVID-19 pandemic and by the decrease in investments in our rental program.

Cash flows provided by continuing operating activities: $1,089.0 million in the first nine months of 2020, a $196.0 million increase due primarily to the favourable variance in net change in non-cash items related to operating activities, partially offset by the increase in current income taxes and the cash portion increase of restructuring of operations and other items.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Third quarter 2020

Cash flows provided by continuing operating activities: $334.9 million in the third quarter of 2020, compared with $326.5 million in the same quarter of 2019.

The $8.4 million increase was primarily due to:

•	$30.1 million favourable change in non-cash operating assets and liabilities, due primarily to favourable variances in defined benefit plans, accounts payable, accrued charges and provisions, income taxes payable and inventories, partially offset by unfavourable variance in accounts receivable, contract assets and amounts receivable from and payable to affiliated corporations;

•	$16.1 million increase in adjusted EBITDA.

Partially offset by:

•	$29.6 million increase in current income tax expense;

•	$7.4 million increase in cash portion of restructuring of operation and other items.

Year-to-date

Cash flows provided by continuing operating activities: $1,089.0 million in the first nine months of 2020, compared with $893.0 million in the same period of 2019.

The $196.0 million increase was primarily due to:

•	$236.3 million favourable change in non-cash operating assets and liabilities, due primarily to favourable variances in income taxes payable, inventories, accounts payable, accrued charges and provisions and defined benefit plans, partially offset by unfavourable variances in accounts receivable and deferred revenues;

•	$42.4 million increase in adjusted EBITDA.

Partially offset by:

•	$57.7 million increase in current income tax expense;

•	$14.9 million increase in cash portion of restructuring of operations and other items;

•	$10.1 million increase in the cash portion of financial expenses.

Working capital: Negative $237.9 million as of September 30, 2020, compared with negative $224.6 million as of December 31, 2019. The unfavourable variance was due primarily to unfavourable variance in income taxes payable, partially offset by a decrease in accounts payable, accrued charges and provisions and an increase in accounts receivable.

Investing activities

Third quarter 2020

Cash flow used for additions to property, plant and equipment: $133.9 million in the third quarter of 2020, compared with $117.3 million in the same quarter of 2019. The $16.6 million increase was due primarily to unfavourable variance of $15.7 million in accounts payable.

Cash flow used for additions to intangible assets: $30.6 million in the third quarter of 2020, compared with $57.2 million in the same quarter of 2019. The $26.6 million decrease was mainly due to favourable variance in accounts payable of $22.2 million and $4.4 million due to delayed spending in capital expenditures, as a prudent measure considering potential impacts of the COVID-19 pandemic.

Proceeds from disposal of assets: $0.9 million in the third quarter of 2020, compared with $0.4 million in the same quarter of 2019.

Year- to-date

Cash flow used for additions to property, plant and equipment: $312.2 million in the first nine months of 2020, compared with $361.1 million in the same period of 2019. The $48.9 million decrease was mainly due to a $33.8 million reduction in spending related to the leasing of digital set-top boxes and delayed investments during the COVID-19 pandemic, as well as a $15.1 million favourable variation in accounts payable.

Cash flow used for additions to intangible assets: $166.8 million in the first nine months of 2020, compared with $402.3 million in the same period of 2019. The $235.5 million decrease was primarily due to the acquisition of 10 blocks of low-frequency spectrum in the 600 MHz band for $255.8 million in the latest ISED Canada mobile spectrum auction in the second quarter of 2019, partially offset by a $18.9 million unfavourable variation in accounts payable.

Proceeds from disposal of assets: $2.7 million in the first nine months of 2020, compared with $3.1 million in the same period of 2019.

Business disposal: Nil in the first nine months of 2020, compared with $100.7 million in the same period of 2019 including $99.5 million in the first quarter of 2019, from the sale of the 4Degrees Colocation Inc. data center operations.

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $6.6 million decrease during the first nine months of 2020.

•	Summary of debt decreases in the first nine months of 2020:

o	$89.3 million net variation in drawings under the revolving credit facility.

•	Summary of debt increases in the first nine months of 2020:

o	$65.7 million unfavourable impact of exchange rate fluctuations. This increase in long-term debt is offset by an increase in the asset related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”;

o	$9.9 million change in the fair value related to hedged interest rate risk;

o	$4.5 million in amortization of financing costs;

o	$2.6 million net change in bank indebtedness.

Assets and liabilities related to derivative financial instruments: Net assets of $475.6 million as of September 30, 2020, compared with $388.8 million at December 31, 2019, a $86.8 million favourable variance. The variance was mainly due to the net favourable impact of exchange rate and interest rate fluctuations.

Dividends: Increase of $290.0 million in common dividends to the parent corporation in the first nine months of 2020 compared with the same period of 2019.

Financial position

Net available liquidity: $1,489.9 million as of September 30, 2020 for the Corporation and its wholly owned subsidiaries, consisting of $1,499.6 million in unused revolving credit facility, less $9.7 million in bank indebtedness.

Consolidated debt (long-term debt plus bank indebtedness): $4,240.7 million as of September 30, 2020, a $6.6 million decrease; $86.8 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

At September 30, 2020, minimum principal payments on long-term debt in the coming years are as follows:

Table 5

Minimum principal payments on the Corporation’s long-term debt

Twelve-month periods ending September 30

(in millions of Canadian dollars)

2021	$–
2022	1,065.5
2023	–
2024	799.2
2025	400.0
2026 and thereafter	1,974.1
Total	$4,238.8

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase the outstanding Senior Notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on the liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of the Corporation’s consolidated debt was approximately 5.4 years as of September 30, 2020 (6.1 years as of December 31, 2019). After taking into account hedging instruments, as of September 30, 2020, the debt consisted of approximately 95.4% fixed rate debt (93.3% as of December 31, 2019) and 4.6% floating rate debt (6.7% as of December 31, 2019).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, share repurchases and dividends or distributions to the shareholder in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in those financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted EBITDA). At September 30, 2020, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

The Corporation paid $471.0 million in common dividends to the parent corporation in the first nine months of 2020 ($181.0 million in the same period of 2019). The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

600 MHz spectrum auction

On April 10, 2019, Videotron acquired 10 blocks of low-frequency spectrum in the 600 MHz band in ISED Canada’s latest commercial mobile spectrum auction. The licences covering Eastern, Southern and Northern Quebec, as well as Outaouais and Eastern Ontario areas were acquired for $255.8 million.

Issuance of shares

On January 25, 2019, the Corporation issued 162,640 common shares to its parent corporation for a cash consideration of $150.0 million.

On July 26, 2019, the Corporation issued 3,563 common shares to its parent corporation for a cash consideration of $3.3 million.

On January 30, 2020, the Corporation issued 3,406 common shares to its parent corporation for a cash consideration of $3.3 million.

On July 29, 2020, the Corporation issued 3,756 common shares to its parent corporation for a cash consideration of $3.5 million.

Reduction of paid-up capital

During the year ended December 31, 2019, the Corporation reduced its paid-up capital for total cash considerations of $465.0 million.

Analysis of consolidated balance sheets

Table 6

Consolidated balance sheets of the Corporation

Analysis of main variances between September 30, 2020 and December 31, 2019

(in millions of Canadian dollars)

	September 30, 2020	Dec.31, 2019	Difference	Main reasons for difference
Assets
Accounts receivable	$373.5	$341.3	$32.2	Impact of current variances in activity
Property, plant and equipment	2,970.6	3,100.1	(129.5)	Depreciation for the period, less additions to property, plant and equipment
Intangible assets	1,398.0	1,336.7	61.3	Acquisition of intangible assets on an accrual basis, less amortization
Derivative financial instruments [1]	475.6	388.8	86.8	See "Financing activities"
Other assets	143.9	121.2	22.7	Increase in the long term portion of contract assets

Liabilities
Accounts payable, accrued charges and provision	$549.3	$585.9	$(36.6)	Impact of current variances in activity
Income taxes [2]	64.7	(13.7)	78.4	Current income taxes less current disbursement
Deferred income taxes	776.7	809.5	(32.8)	Impact of current variances in activity on the statement of income and statement of comprehensive income

[1]	Non-current assets less non-current liabilities

[2]	Current liabilities less current assets

ADDITIONAL INFORMATION

Contractual obligations

As of September 30, 2020, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 7 below shows a summary of these contractual obligations.

Table 7

Contractual obligations of the Corporation as of September 30, 2020

(in millions of Canadian dollars)

		Under			5 years
	Total	1 year	1-3 years	3-5 years	or more
Long-term debt [1,2]	$4,238.8	$–	$1,065.5	$1,199.2	$1,974.1
Interest payments on long-term debt [3]	1,023.9	135.3	358.3	274.4	255.9
Lease Liabilities	135.9	31.7	47.1	30.3	26.8
Interest payments on lease liabilities	20.3	5.5	7.7	4.0	3.1
Additions to property, plant and equipment and other commitments	1,466.4	858.2	274.4	122.4	211.4
Derivative financial instruments [4]	(397.6)	–	(266.0)	(136.9)	5.3
Total contractual obligations	$6,487.7	$1,030.7	$1,487.0	$1,493.4	$2,476.6

[1]	Excludes obligations under subordinated loans due to the parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes.

[2]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

[3]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of September 30, 2020.

[4]	Estimated future receipts, net of disbursements, related to foreign exchange hedging of U.S.-dollar-denominated debt using derivative financial instruments.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to the Corporation than could have been obtained from independent third parties.

Operating transactions

During the third quarter of 2020, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations in the amount of $31.0 million ($28.3 million in the same quarter of 2019), which are included in purchase of goods and services. The Corporation generated revenues from the parent and affiliated corporations in the amount of $1.4 million ($1.0 million in the third quarter of 2019). These transactions were accounted for at the consideration agreed between the parties.

During the first nine months of 2020, the Corporation and its subsidiaries incurred various expenses, including lease charges, from the parent and affiliated corporations in the amount of $81.5 million ($87.9 million in the same period of 2019), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $3.7 million ($3.9 million in the first nine months of 2019). These transactions were concluded and accounted for at the consideration agreed between parties.

Management arrangements

The Corporation has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis. The Corporation incurred management fees of $10.5 million with its parent corporation in the third quarter of 2020 ($13.2 million in the same quarter of 2019). During the first nine months of 2020, Videotron incurred management fees of $34.5 million ($38.7 million in the first nine months of 2019).

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed and floating rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2020 and December 31, 2019 were as follows:

Table 8

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	September 30, 2020		December 31, 2019
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(4,238.8)	$(4,485.6)	$(4,262.3)	$(4,509.1)
Derivative financial instruments
Foreign exchange forward contracts	(1.6)	(1.6)	(2.2)	(2.2)
Cross-currency interest rate swaps	477.2	477.2	391.0	391.0

1 The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

The gains or losses on valuation and translation of financial instruments in the third quarter and the first nine months of 2020 and 2019 are summarized in Table 9.

Table 9

Gain or loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Loss (gain) on the ineffective portion of fair value hedges	$0.9	$(1.8)	$0.4	$(1.2)
	$0.9	$(1.8)	$0.4	$(1.2)

A $18.1 million loss on cash flow hedges was recorded under “Other comprehensive (loss) income” in the third quarter of 2020 ($32.6 million gain in the third quarter of 2019). For the nine-month period ended September 30, 2020, a gain of $11.5 million was recorded ($49.1 million gain in the corresponding period of 2019).

Contingencies and legal disputes

On August 15, 2019, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued an order finalizing the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation’s consolidated financial statements. The new proposed rates are substantially lower than the interim rates and could represent a reduction in earnings of approximately $30.0 million (before income taxes) for the year 2020 and a retrospective reduction of approximately $52.0 million (before income taxes) from March 31, 2016 to December 31, 2019. On September 28, 2020, the CRTC approved a request from a coalition of cable companies (including Videotron) to stay the implementation of the order pertaining to final rates, pending its final determination on the review and vary requests. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

Risk Factors Updates

The COVID-19 pandemic continues to evolve rapidly. The extent to which it may impact the Corporation’s business and activities is highly uncertain and cannot be predicted with precision, and will depend on future developments such as, the spread of the virus, the duration of the outbreak, the risks associated with subsequent waves of the virus, its impact on consumer spending, labour shortages due to the virus, the resulting disruption in the supply chain and the effectiveness of the actions taken by the federal and Québec governments to manage the pandemic. Public and private sector regulations, policies and other measures aimed at reducing the spread of the COVID-19 pandemic include the suspension of business activities deemed non-essential when needed, the promotion of social distancing, lockdown orders, and the adoption of work-from-home and online education by companies, schools and institutions.

Potential adverse impacts of the COVID-19 pandemic include, but are not limited to:

•	a reduction in demand for the Corporation’s products or services, or an increase in delinquent or unpaid bills, due to job losses and associated financial hardship;

•	a decline in the Corporation’s revenues as a result of services provided at no cost to customers;

•	a decline in access fees for speciality television services and exclusive on-demand content due to the postponement or cancellation of sporting events;

•	customers downgrading or cancelling their services;

•	issues delivering the Corporation’s products and services;

•	lost revenue due to the significant economic challenges that small and medium sized business customers are facing;

•	uncertainty associated with the costs and availability of resources required to provide appropriate levels of service to customers;

•	additional capital expenditures and the availability of resources required to maintain, upgrade or expand the Corporation’s network in order to accommodate increased network usage;

•	uncertainty associated with costs, delays and availability of resources required to complete major maintenance and expansion projects;

•	the ability of certain suppliers and vendors to provide products and services to the Corporation;

•	the impact of legislation, regulations and other government interventions in response to the COVID-19 pandemic;

•	the negative impact on global credit and capital markets; and

•	the ability to access capital markets at a reasonable cost.

Any of these risks and uncertainties could have a material adverse impact on the business, prospects, results of operations and financial condition of the Corporation.

This update to the Corporation’s Risk Factors should be read in conjunction with “Item 3. Key Information – B. Risk Factors” in the Corporation’s Annual Report for the financial year ended December 31, 2019 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

Cautionary Statement regarding Forward-Looking Statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Videotron’s ability to continue successfully developing its network and the facilities that support its mobile services;

•	general economic, financial or market conditions and variations in the businesses;

•	the intensity of competitive activity in the industries in which Videotron operates;

•	new technologies that might change consumer behaviour towards Videotron’s product suites;

•	unanticipated higher capital spending required to for developing Videotron’s network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Videotron’s businesses;

•	Videotron’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	disruptions to the network through which Videotron provides its digital cable television, Internet access, mobile and cable telephony, and Club illico services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•	labour disputes or strikes;

•	service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics and other public health crises, including the COVID-19 pandemic, and political instability in some countries;

•	impact of emergency measures implemented by various governments;

•	changes in Videotron’s ability to obtain services and equipment critical to its operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Videotron’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Videotron’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect a portion of Videotron’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors” and under “Risk Factors Updates” of this Management Discussion and Analysis. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

videotron ltd.

consolidated statements of income

(in million of Canadian dollars)
(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2020	2019	2020	2019
Revenues
Internet		$285.5	$279.3	$839.1	$831.6
Television		222.7	242.2	683.6	734.9
Mobile telephony		168.4	155.7	488.3	443.5
Wireline telephony		85.4	84.4	255.1	257.4
Equipment sales		130.5	69.6	280.5	170.2
Other		45.4	44.5	135.1	131.3
		937.9	875.7	2,681.7	2,568.9

Employee costs	2	101.4	92.2	305.0	291.8
Purchase of goods and services	2	352.9	316.0	994.0	936.8
Depreciation and amortization		181.5	169.9	546.3	516.3
Financial expenses	3	50.2	50.5	159.5	148.5
Loss (gain) on valuation and translation of financial instruments		0.9	(1.8)	0.4	(1.2)
Restructuring of operations and other items	4	15.2	0.5	25.2	18.3
Income before income taxes		235.8	248.4	651.3	658.4

Income taxes (recovery)
Current		48.4	18.8	164.4	106.7
Deferred		2.5	35.5	(22.2)	36.3
		50.9	54.3	142.2	143.0
Income from continuing operations		184.9	194.1	509.1	515.4
Income from discontinued operations	12	–	–	35.5	115.9
Net income		$184.9	$194.1	$544.6	$631.3

Income from continuing operations attributable to
Shareholders		$184.9	$194.1	$509.0	$515.3
Non-controlling interests		–	–	0.1	0.1

Net income attributable to
Shareholders		$184.9	$194.1	$544.5	$631.2
Non-controlling interests		–	–	0.1	0.1

See accompanying notes to condensed consolidated financial statements.

videotron ltd.

consolidated statements of comprehensive income

(in millions of Canadian dollars)
(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2020	2019	2020	2019
Income from continuing operations		$184.9	$194.1	$509.1	$515.4

Other comprehensive (loss) income from continuing operations:	9
Items that may be reclassified to income:
Cash flows hedges:
(Loss) gain on valuation of derivative financial instruments		(18.1)	32.6	11.5	49.1
Deferred income taxes		4.3	(5.3)	(2.0)	(4.2)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss		(11.0)	–	(50.0)	–
Deferred income taxes		2.9	–	12.9	–
		(21.9)	27.3	(27.6)	44.9
Comprehensive income from continuing operations		163.0	221.4	481.5	560.3

Income from discontinued operations	12	–	–	35.5	115.9
Comprehensive income		$163.0	$221.4	$517.0	$676.2

Comprehensive income from continuing operations attributable to
Shareholders		$163.0	$221.4	$481.4	$560.2
Non-controlling interests		–	–	0.1	0.1

Comprehensive income attributable to
Shareholders		$163.0	$221.4	$516.9	$676.1
Non-controlling interests		–	–	0.1	0.1

See accompanying notes to condensed consolidated financial statements.

videotron ltd.

consolidated statements of shareholders equity

(in millions of Canadian dollars)
(unaudited)

	Equity attributable to shareholders
	Capital stock	Deficit	Accumulated other comprehensive loss	Equity attributable to non- controlling interests	Total equity
	(note 7)		(note 9)
Balance as at December 31, 2018	$1,320.5	$(1,406.2)	$(62.0)	$0.4	$(147.3)
Net income	–	631.2	–	0.1	631.3
Other comprehensive income	–	–	44.9	–	44.9
Issuance of common shares	153.3	–	–	–	153.3
Reduction of paid-up capital	(465.0)	–	–	–	(465.0)
Dividends	–	(181.0)	–	–	(181.0)
Balance as at September 30, 2019	1,008.8	(956.0)	(17.1)	0.5	36.2
Net income	–	201.9	–	–	201.9
Other comprehensive loss	–	–	(31.6)	–	(31.6)
Dividends	–	(85.0)	–	–	(85.0)
Balance as at December 31, 2019	1,008.8	(839.1)	(48.7)	0.5	121.5
Net income	–	544.5	–	0.1	544.6
Other comprehensive loss	–	–	(27.6)	–	(27.6)
Issuance of common shares	6.8	–	–	–	6.8
Dividends	–	(471.0)	–	(0.2)	(471.2)
Balance as at September 30, 2020	$1,015.6	$(765.6)	$(76.3)	$0.4	$174.1

See accompanying notes to consolidated financial statements.

videotron ltd.

consolidated statements of cash flows

(in millions of Canadian dollars)
(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2020	2019	2020	2019
Cash flows related to operating activities
Income from continuing operations		$184.9	$194.1	$509.1	$515.4
Adjustments for:
Depreciation of property, plant and equipment		140.8	138.5	429.0	420.4
Amortization of intangible assets		32.1	23.2	92.5	71.5
Amortization of right-of-use assets		8.6	8.2	24.8	24.4
Loss (gain) on valuation and translation of financial instruments		0.9	(1.8)	0.4	(1.2)
Impairment of assets	4	7.3	–	7.3	15.3
Amortization of financing costs	3	1.5	1.2	4.5	3.6
Deferred income taxes		2.5	35.5	(22.2)	36.3
Other		0.5	1.9	2.8	2.8
		379.1	400.8	1,048.2	1,088.5
Net change in non-cash balances related to operating activities		(44.2)	(74.3)	40.8	(195.5)
Cash flows provided by continuing operating activities		334.9	326.5	1,089.0	893.0

Cash flows related to investing activities
Additions to property, plant and equipment		(133.9)	(117.3)	(312.2)	(361.1)
Additions to intangible assets	5	(30.6)	(57.2)	(166.8)	(402.3)
Business disposal	12	–	–	–	100.7
Proceeds from disposal of assets		0.9	0.4	2.7	3.1
Other		(33.0)	–	(33.0)	–
Cash flows used in investing activities		(196.6)	(174.1)	(509.3)	(659.6)

Cash flows related to financing activities
Net change in bank indebtedness		0.3	23.6	2.6	17.9
Net change under revolving credit facility		(14.9)	278.1	(89.3)	269.9
Repayment of lease liabilities		(10.2)	(9.0)	(29.5)	(27.1)
Issuance of common shares	7	3.5	3.3	6.8	153.3
Reduction of paid-up capital	7	–	(345.0)	–	(465.0)
Dividends		(117.0)	(103.0)	(471.0)	(181.0)
Dividends paid to non-controlling interests		–	–	(0.2)	–
Cash flows used in financing activities		(138.3)	(152.0)	(580.6)	(232.0)

Net change in cash and cash equivalents from continuing operating activities		$–	$0.4	$(0.9)	$1.4

videotron ltd.

consolidated statements of cash flows (continued)

(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Net change in cash and cash equivalents from continuing operating activities	$–	$0.4	$(0.9)	$1.4

Cash flows used in discontinued operations	–	–	–	(0.7)

Cash and cash equivalents at beginning of period	1.5	1.4	2.4	1.1
Cash and cash equivalents at end of period	$1.5	$1.8	$1.5	$1.8

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash	$0.4	$0.4	$0.4	$0.4
Cash equivalents	1.1	1.4	1.1	1.4
	$1.5	$1.8	$1.5	$1.8

Interest and taxes reflected as operating activities
Cash interest payments	$40.3	$42.0	$146.9	$140.4
Cash income tax payments (net of refunds)	69.0	53.1	86.5	226.5

See accompanying notes to condensed consolidated financial statements.

videotron ltd.

consolidated balance sheets

(in millions of Canadian dollars)
(unaudited)

	Note	September 30, 2020	December 31, 2019
Assets

Currents assets
Cash and cash equivalents		$1.5	$2.4
Accounts receivable		373.5	341.3
Contract assets		164.9	160.4
Amounts receivable from affiliated corporations		47.0	13.7
Income taxes		–	13.7
Inventories		88.0	98.5
Other current assets		131.0	138.4
		805.9	768.4

Non-current assets
Investments		1,595.0	1,595.0
Property, plant and equipment		2,970.6	3,100.1
Intangible assets		1,398.0	1,336.7
Right-of-use assets		104.6	85.5
Goodwill		515.0	515.0
Derivative financial instruments	10	477.2	388.8
Promissory note to parent corporation	12	160.0	160.0
Other assets		143.9	121.2
		7,364.3	7,302.3
Total assets		$8,170.2	$8,070.7

videotron ltd.

consolidated balance sheets (continued)

(in millions of Canadian dollars)
(unaudited)

	Note	September 30, 2020	December 31, 2019
Liabilities and Equity

Current liabilities
Bank indebtedness		$9.7	$7.1
Accounts payable, accrued charges and provision		549.3	585.9
Amounts payable to affiliated corporations		97.6	66.5
Deferred revenue		290.8	304.1
Income taxes		64.7	–
Current portion of lease liabilities		31.7	29.4
		1,043.8	993.0

Non-current liabilities
Long-term debt	6	4,231.0	4,240.2
Subordinated loan from parent corporation		1,595.0	1,595.0
Lease liabilities		104.2	84.8
Derivative financial instruments		1.6	–
Deferred income taxes		776.7	809.5
Other liabilities		243.8	226.7
		6,952.3	6,956.2
Equity
Capital stock	7	1,015.6	1,008.8
Deficit		(765.6)	(839.1)
Accumulated other comprehensive loss	9	(76.3)	(48.7)
Equity attributable to shareholders		173.7	121.0
Non-controlling interests		0.4	0.5
		174.1	121.5
Contingencies	11
Total liabilities and equity		$8,170.2	$8,070.7

See accompanying notes to condensed consolidated financial statements

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2020 and 2019
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

Videotron Ltd. (the "Corporation") is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montreal (Quebec), Canada.

The Corporation offers Internet access, television distribution, business solutions, wireline and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand services.

COVID-19 pandemic

The COVID-19 pandemic is having a significant impact on the economic environment in Canada and around the world. On March 13, 2020, in order to limit the spread of the virus, the Québec government imposed a number of restrictions and special preventive measures, including the suspension of business activities deemed non-essential across the province. Since then, the Québec government has gradually implemented a reopening plan, which was followed at the end of September by a second set of restrictions due to the second wave of the pandemic. This new plan includes regional restrictions according to the alert level of each region and remains subject to change as the pandemic evolves. This crisis curtailed the operations of many of Videotron’s business partners and led to a significant slowdown in some of Videotron’s operating activities in the first nine months of 2020. Among other impacts, the first wave of measures to prevent the spread of the COVID-19 virus has led to a significant reduction in volume at Videotron’s retail outlets and delays in client migration to our new Helix entertainment and home management platform. Activity has since partly resumed, however the business slowdown continues and the recovery remains very fragile, particularly with the pandemic entering into its second wave. Videotron has continued and will continue to provide essential telecommunications services during this health crisis, while safeguarding the health and safety of the public and of its employees. Given the uncertainty about the evolution of the pandemic, the full impact of the crisis over its duration cannot be determined with certainty.

1.	BASIS OF PRESENTATION

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2019 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on November 4, 2020.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2020.

VIDEOTRON LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2020 and 2019
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019

Employee costs	$146.4	$143.2	$452.1	$449.1
Less employee costs capitalized to property, plant and equipment and intangible assets	(45.0)	(51.0)	(147.1)	(157.3)
	101.4	92.2	305.0	291.8
Purchase of goods and services
Royalties and rights	98.4	101.8	304.4	304.1
Cost of retail products	133.8	91.2	308.8	251.6
Subcontracting costs	42.4	26.6	104.7	72.4
Marketing and distribution expenses	16.2	19.4	38.6	45.0
Other	62.1	77.0	237.5	263.7
	352.9	316.0	994.0	936.8
	$454.3	$408.2	$1,299.0	$1,228.6

3.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019

Third parties:
Interest on long-term debt	$50.8	$48.3	$153.6	$143.1
Amortization of financing costs	1.5	1.2	4.5	3.6
Interest on net defined benefit liability	1.1	1.1	3.3	3.3
(Gain) loss on foreign currency translation on short-term monetary items	(1.7)	–	1.2	(1.3)
Interest on lease liabilities	1.1	1.1	3.2	3.5
Other	(0.6)	0.7	(0.5)	1.5
	52.2	52.4	165.3	153.7
Affiliated corporations:
Interest expense	38.2	38.2	113.8	113.4
Dividend income	(38.6)	(38.6)	(115.0)	(114.6)
Interest on lease liabilities	0.4	0.5	1.4	1.5
Interest income	(2.0)	(2.0)	(6.0)	(5.5)
	(2.0)	(1.9)	(5.8)	(5.2)
	$50.2	$50.5	$159.5	$148.5

VIDEOTRON LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2020 and 2019
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

4.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

During the respective three-month and nine-month periods ended September 30, 2020, charges of $7.9 million and $17.9 million were recorded in connection with cost reduction initiatives ($0.5 million and $3.0 million in 2019).

Impairment charges of $7.3 million were also recorded as a result of restructuring initiatives during the three-month and nine-month periods ended September 30, 2020 (none and $15.3 million in 2019).

5.	SPECTRUM LICENCES

On April 10, 2019, the Corporation acquired ten 600 MHz spectrum licenses covering Eastern, Southern and Northern Québec, as well as Outaouais and Eastern Ontario regions for a total price of $255.8 million.

6.	LONG-TERM DEBT

Components of the long-term debt are as follows:

	September 30, 2020	December 31, 2019

Bank credit facilities	$-	$89.3
Senior Notes	4,238.8	4,173.0
	4,238.8	4,262.3
Change in fair value related to hedged interest rate risk	19.0	9.1
Financing costs, net of amortization	(26.8)	(31.2)
	4,231.0	4,240.2

As of September 30, 2020, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $2,682.8 million ($2,607.1 million as of December 31, 2019) while the net fair value of related hedging derivative instruments was in an asset position of $477.2 million ($391.0 million as of December 31, 2019).

VIDEOTRON LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2020 and 2019
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

7.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount

Balance as at December 31, 2019	10,711,165	1,008.8
Issuance of common shares	7,162	6.8
Balance as of September 30, 2020	10,718,327	$1,015.6

Issuance of common shares

On January 25, 2019, the Corporation issued 162,640 common shares to its parent corporation for a cash consideration of $150.0 million.

On July 26, 2019, the Corporation issued 3,563 common shares to its parent corporation for a cash consideration of $3.3 million.

On January 30, 2020, the Corporation issued 3,406 common shares to its parent corporation for a cash consideration of $3.3 million.

On July 29, 2020, the Corporation issued 3,756 common shares to its parent corporation for a cash consideration of $3.5 million.

Reduction of paid-up capital

During the year ended December 31, 2019, the Corporation reduced its paid-up capital for total cash consideration of $465.0 million.

VIDEOTRON LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2020 and 2019
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

8.	STOCK-BASED COMPENSATION PLANS

Stock option plans

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation participates, for the nine-month period ended September 30, 2020:

	Outstanding options
	Number	Weighted average exercise price

Quebecor Inc.
As of December 31, 2019	1,033,900	$29.19
Granted	555,000	33.19
Cancelled	(31,200)	29.77
As of September 30, 2020	1,557,700	$30.61
Vested options as of September 30, 2020	–	$–

Quebecor Media Inc.
As of December 31, 2019	46,500	$65.69
Exercised	(12,750)	67.52
As of September 30, 2020	33,750	$65.00
Vested options as of September 30, 2020	33,750	$65.00

During the three-month period ended September 30, 2020, no stock options of Quebecor Media Inc. were exercised (10,050 stock options for a cash consideration of $0.5 million in 2019). During the nine-month period ended September 30, 2020, 12,750 stock options of Quebecor Media Inc. were exercised for a cash consideration of $0.8 million (28,300 stock options for a cash consideration of $1.3 million in 2019).

Deferred share units and performance share units plans

The deferred share unit (“DSU”) and performance share unit (“PSU”) plans are based on Quebecor Class B Shares. The DSUs vest over nine years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be, and the PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares. No treasury shares will be issued for the purposes of the plans. As of September 30, 2020, 84,632 DSUs and no PSUs were outstanding under these plans. During the three-month period ended September 30, 2020, no cash consideration ($0.3 million in 2019) was paid upon PSU’s redemption. During the nine-month period ended September 30, 2020, a cash consideration of $1.6 million ($2.0 million in 2019) was paid upon PSU’s redemption.

Stock-based compensation expense

For the three-month period ended September 30, 2020 a net consolidated charge related to all stock-based compensation plans was recorded in the amount of $1.2 million (a net charge of $0.5 million in 2019). For the nine-month period ended September 30, 2020, a net consolidated charge related to all stock-based compensation plans was recorded in the amount of $1.4 million (a net charge of $3.7 million in 2019).

videotron ltd.

Notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2020 and 2019
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

9.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges[1]	Defined benefit plans[2]	Total
Balance as of December 31, 2018	$(14.9)	$(47.1)	$(62.0)
Other comprehensive income	44.9	–	44.9
Balance as of September 30, 2019	30.0	(47.1)	(17.1)
Other comprehensive income (loss)	3.0	(34.6)	(31.6)
Balance as of December 31, 2019	33.0	(81.7)	(48.7)
Other comprehensive income (loss)	9.5	(37.1)	(27.6)
Balance as of September 30, 2020	$42.5	$(118.8)	$(76.3)

[1]	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 6 ½-year period.
[2]	The re-measurement loss in the consolidated statements of comprehensive income for the nine-month period ended September 30, 2020 is mainly due to a decrease of the discount rate since December 31, 2019.

10.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its financial instruments.

•	Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3:	inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness, classified as held for trading and accounted for at their fair value in the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instruments and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

videotron ltd.

Notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2020 and 2019
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

10.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020		December 31, 2019
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(4,238.8)	$(4,485.6)	$(4,262.3)	$(4,509.1)
Derivative financial instruments
Foreign exchange forward contracts	(1.6)	(1.6)	(2.2)	(2.2)
Cross-currency interest rate swaps	477.2	477.2	391.0	391.0

1 The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

11.	CONTINGENCIES

On August 15, 2019, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued an order finalizing the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation’s consolidated financial statements. The new proposed rates are substantially lower than the interim rates and could represent a reduction in earnings of approximately $30.0 million (before income taxes) for the year 2020 and a retrospective reduction of approximately $52.0 million (before income taxes) from March 31, 2016 to December 31, 2019. On September 28, 2020, the CRTC approved a request from a coalition of cable companies (including Videotron) to stay the implementation of the order pertaining to final rates, pending its final determination on the review and vary requests. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

12.	DISCONTINUED OPERATIONS

On January 22, 2019, the Corporation sold to Quebecor Media Inc. its 4Degrees Colocation Inc. data center operations, which were ultimately sold to a third party on January 24, 2019 for an amount of $261.6 million fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by the Corporation. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $115.7 million (without any tax consequence), was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. In the second quarter of 2020, a gain of $35.5 million (without any tax consequence) was recorded as certain adjusting conditions were achieved.

These discontinued operations were transferred to Quebecor Media Inc. in exchange of a promissory note receivable bearing interest at a rate of 4.90% for an amount of $260.7 million, from which $100.7 million was reimbursed subsequently.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Philippe Cloutier

By:	Philippe Cloutier
Senior Vice President and Chief Financial Officer

Date: November 12, 2020